Exhibit 99.1

Cango Inc. Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

SHANGHAI, March 10, 2022 /PRNewswire/ -- Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the fourth quarter and full year of 2021.

Fourth Quarter 2021 Financial and Operational Highlights

•	Total revenues were RMB1,050.5 million (US$164.9 million), compared with RMB1,097.4 million in the same period of 2020, outperforming the high end of the Company’s guidance by 5.1%.

•	Car trading transactions revenues were RMB703.9 million (US$110.5 million), or 67.0% of total revenues in the fourth quarter of 2021, a 28.7% increase from RMB546.8 million in the same period of 2020.

•	Automotive financing facilitation revenues were RMB252.0 million (US$39.5 million), compared with RMB398.1 million in the same period of 2020.

•

The amount of financing transactions the Company facilitated in the fourth quarter of 2021 was RMB5,732.8 million (US$899.6 million). The total outstanding balance of financing transactions the Company facilitated was RMB46,702.1 million (US$7,328.6 million) as of December 31, 2021.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.62% and 0.86%, respectively, as of December 31, 2021, compared with 1.58% and 0.76%, respectively, as of September 30, 2021.

•	The number of dealers covered by the Company was 45,930 as of December 31, 2021, compared with 47,718 as of September 30, 2021.

Full Year 2021 Financial and Operational Highlights

•	Total revenues were RMB3,921.7 million (US$615.4 million), a 91.1% increase from RMB2,052.4 million in the full year of 2020.

•	Car trading transactions revenues were RMB2,227.2 million (US$349.5 million), or 56.8% of total revenues in the full year of 2021, a 256.5% increase from RMB624.8 million in the full year of 2020.

•	Automotive financing facilitation revenues were RMB1,233.6 million (US$193.6 million), a 38.3% increase from RMB891.8 million in the full year of 2020.

•	After-market services facilitation revenues were RMB193.8 million (US$30.4 million), compared with RMB241.2 million in the full year of 2020.

•	The amount of financing transactions the Company facilitated in the full year of 2021 was RMB30,128.1 million (US$4,727.8 million).

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.62% and 0.86%, respectively, as of December 31, 2021, compared with 0.98% and 0.42%, respectively, as of December 31, 2020.

•	The number of dealers covered by the Company was 45,930 as of December 31, 2021, compared with 48,487 as of December 31, 2020.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “While market volatility persisted as Covid-19 and global chip-shortages lingered, we’ve seen our business built steadily over the past year, with accelerated efforts in transforming Cango into a comprehensive automotive transaction service platform. Fourth quarter total revenues were RMB1.1 billion, exceeding the high end of our previous guidance range. Our car trading transactions business continued to gain momentum in the fourth quarter with revenues up 28.7% year-over-year while contributing to the Company’s total revenues by 67.0%. It is also playing a decisive role in upgrading our business to the platform model with an integrated ecosystem covering the entire auto transaction value chain.

“While the challenging backdrop continued to impact our automotive financing facilitation business, we remained focused on optimizing our organizational structure and leveraging technology to improve operating efficiency. Our B2B platform, ‘Cango Haoche,’ which provides one-stop transaction, logistics, finance, insurance and other auto-related services, gained further traction in the fourth quarter, garnering over two million total views since its launch last May. Our after-market services facilitation business also made progress as we completed the integration of Cango’s insurance service portal with the Li Auto App. Furthermore, we persist in making every effort to enhance dealer loyalty by empowering them to address their business pain points, while continuously improving the competitiveness of each of our core business segments.

“Looking ahead, we remain cautious regarding the near-term outlook owing to factors including renewed Covid-19 outbreaks, global chip-shortages and other challenges to the macro environment. However, we will continue to focus on strengthening our integrated automotive transaction service platform, and exploring opportunities in the promising new energy vehicle market, while remaining steadfast in our mission to make selling and buying of cars simple and enjoyable.”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “During the fourth quarter, macroeconomic headwinds persisted with global chip shortages directly impacting China’s automotive industry. Facing external pressures, we continued to made steady progress in the fourth quarter with top line beating our previous guidance. Moving forward, we will continue to focus attention on enhancing our efficient cost controls and improving operating efficiency, thus to further enhance the profitability of our business.”

Fourth Quarter 2021 Financial Results

REVENUES

Total revenues in the fourth quarter of 2021 were RMB1,050.5 million (US$164.9 million) compared with RMB1,097.4 million in the same period of 2020. Revenues from car trading transactions in the fourth quarter of 2021 were RMB703.9 million (US$110.5 million), continuing to serve as an important revenue contributor. Revenues from automotive financing facilitation and after-market services facilitation in the fourth quarter of 2021 were RMB252.0 million (US$39.5 million) and RMB36.7 million (US$5.8 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the fourth quarter of 2021 were RMB1,207.6 million (US$189.5 million) compared with RMB899.0 million in the same period of 2020. This was mainly due to the related costs incurred by car trading transactions business.

•

Cost of revenue in the fourth quarter of 2021 increased to RMB880.7 million (US$138.2 million) from RMB723.8 million in the same period of 2020. As a percentage of total revenues, cost of revenue in the fourth quarter of 2021 was 83.8% compared with 66.0% in the same period of 2020. The change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 54.1% in the fourth quarter of 2021.

•

Sales and marketing expenses in the fourth quarter of 2021 were RMB73.8 million (US$11.6 million) compared with RMB65.8 million in the same period of 2020. As a percentage of total revenues, sales and marketing expenses in the fourth quarter of 2021 was 7.0% compared with 6.0% in the same period of 2020.

•

General and administrative expenses in the fourth quarter of 2021 were RMB86.1 million (US$13.5 million) compared with RMB90.1 million in the same period of 2020. As a percentage of total revenues, general and administrative expenses in the fourth quarter of 2021 remained flat at 8.2% compared with the same period of 2020.

•

Research and development expenses in the fourth quarter of 2021 were RMB23.6 million (US$3.7 million) compared with RMB23.0 million in the same period of 2020. As a percentage of total revenues, research and development expenses in the fourth quarter of 2021 was 2.2% compared with 2.1% in the same period of 2020.

•

Net loss on risk assurance liabilities in the fourth quarter of 2021 was RMB84.6 million (US$13.3 million) compared to a net gain of RMB18.8 million in the same period of 2020. Net loss on risk assurance liabilities was mainly due to a sequential increase in default rate over 2021.

LOSS FROM OPERATIONS

Loss from operations in the fourth quarter of 2021 was RMB157.0 million (US$24.6 million), compared to an income of RMB198.4 million in the same period of 2020. This decrease was mainly due to loss on risk assurance liabilities and provision for credit losses, as well as the decrease in gross profit margins of automotive financing facilitation and after-market services facilitation businesses.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the fourth quarter of 2021 was a gain of RMB254.1 million (US$39.9 million) compared to a gain of RMB1,487.8 million in the same period of 2020. The gain in the fourth quarter of 2021 was mainly due to the investment in Li Auto. Cango has sold out all of its equity interest in Li Auto.

NET INCOME AND NON-GAAP ADJUSTED NET INCOME

Primarily due to the fair value change of the Company’s investment in Li Auto, net income in the fourth quarter of 2021 was RMB124.1 million (US$19.5 million). Non-GAAP adjusted net income in the fourth quarter of 2021 was RMB147.3 million (US$23.1 million). Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS AND NON-GAAP ADJUSTED NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the fourth quarter of 2021 were RMB0.88 (US$0.14) and RMB0.87 (US$0.14), respectively. Non-GAAP adjusted basic and diluted net income per ADS in the fourth quarter of 2021 were RMB1.04 (US$0.16) and RMB1.04 (US$0.16), respectively. Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of December 31, 2021, the Company had cash and cash equivalents of RMB1,434.8 million (US$225.2 million), compared with RMB906.4 million as of September 30, 2021.

As of December 31, 2021, the Company had short-term investments of RMB2,598.9 million (US$407.8 million), compared with RMB3,588.2 million as of September 30, 2021.

Full Year 2021 Financial Results

REVENUES

Total revenues in the full year of 2021 increased by 91.1% to RMB3,921.7 million (US$615.4 million) from RMB2,052.4 million in the full year of 2020. Revenues from car trading transactions in the full year of 2021 were RMB2,227.2 million (US$349.5 million). Revenues from automotive financing facilitation and after-market services facilitation in the full year of 2021 were RMB1,233.6 million (US$193.6 million) and RMB193.8 million (US$30.4 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the full year of 2021 were RMB3,945.0 million (US$619.1 million) compared with RMB1,734.1 million in the full year of 2020. This was mainly due to the related costs incurred by car trading transactions business. Primarily as a result of the increase in revenues from car trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the full year of 2021, compared with the full year of 2020.

•

Cost of revenue in the full year of 2021 increased to RMB2,958.0 million (US$464.2 million) from RMB1,098.1 million in the full year of 2020. As a percentage of total revenues, cost of revenue in the full year of 2021 was 75.4% compared with 53.5% in the full year of 2020. The change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 44.0% in the full year of 2021.

•

Sales and marketing expenses in the full year of 2021 were RMB239.3 million (US$37.6 million) compared with RMB195.9 million in the full year of 2020. As a percentage of total revenues, sales and marketing expenses in the full year of 2021 was 6.1% compared with 9.5% in the full year of 2020.

•

General and administrative expenses in the full year of 2021 were RMB276.2 million (US$43.3 million) compared with RMB265.7 million in the full year of 2020. As a percentage of total revenues, general and administrative expenses in the full year of 2021 was 7.0% compared with 12.9% in the full year of 2020.

•

Research and development expenses in the full year of 2021 were RMB70.3 million (US$11.0 million) compared with RMB62.6 million in the full year of 2020. As a percentage of total revenues, research and development expenses in the full year of 2021 was 1.8% compared with 3.0% in the full year of 2020.

•

Net loss on risk assurance liabilities in the full year of 2021 was RMB197.8 million (US$31.0 million) compared to a net loss of RMB2.3 million in the same period of 2020. The change was mainly due to a sequential increase in default rate over 2021.

LOSS FROM OPERATIONS

Loss from operations in the full year of 2021 was RMB23.2 million (US$3.6 million), compared to an income of RMB318.3 million in the full year of 2020. This decrease was mainly due to loss on risk assurance liabilities and provision for credit losses, as well as the decrease in gross profit margins of automotive financing facilitation and after-market services facilitation businesses.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the full year of 2021 was a loss of RMB37.0 million (US$5.8 million) compared with a gain of RMB3,315.5 million in the full year of 2020. The loss in the year of 2021 was mainly due to the investment in Li Auto.

NET LOSS

Net loss in the full year of 2021 was RMB8.5 million (US$1.3 million), compared with a net income of RMB3,373.4 million in the full year of 2020.

NON-GAAP ADJUSTED NET INCOME

Non-GAAP adjusted net income in the full year of 2021 was RMB79.1 million (US$12.4 million), compared with RMB3,452.2 million in the full year of 2020. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per ADS in the full year of 2021 were RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively.

NON-GAAP ADJUSTED NET INCOME PER ADS

Non-GAAP adjusted basic and diluted net income per ADS in the full year of 2021 were RMB0.55 (US$0.09) and RMB0.54 (US$0.08), respectively. Each ADS represents two Class A ordinary shares of the Company.

Business Outlook

For the first quarter of 2022, the Company expects total revenues to be between RMB700 million and RMB750 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

Pursuant to the share repurchase program announced on August 19, 2021, the Company had repurchased 5,103,721 ADSs with cash in the aggregate amount of approximately US$20.1 million up to December 31, 2021.

Conference Call Information

The Company’s management will hold a conference call on Thursday, March 10, 2022, at 8:00 P.M. Eastern Time or Friday, March 11, 2022, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through March 17, 2022, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	9317290

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, car trading transactions, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
			6.3726
ASSETS:
Current assets:
Cash and cash equivalents	1,426,899,576	1,434,806,922	225,152,516
Restricted cash - current	9,693,008	61,293,114	9,618,227
Short-term investments	4,342,356,612	2,598,935,704	407,829,725
Accounts receivable, net	141,594,170	223,544,396	35,078,994
Finance lease receivables - current, net	2,035,397,525	1,414,164,625	221,913,289
Short-term consumer financing receivables, net	23,168	—	—
Financing receivables, net	20,105,893	62,296,261	9,775,643
Short-term contract asset	364,618,635	829,940,692	130,235,805
Prepayments and other current assets	558,360,959	982,948,637	154,246,091

Total current assets	8,899,049,546	7,607,930,351	1,193,850,290

Non-current assets:
Restricted cash - non-current	878,299,140	1,114,180,729	174,839,270
Goodwill	145,063,857	148,657,971	23,327,680
Property and equipment, net	10,311,971	19,545,933	3,067,183
Intangible assets	44,887,871	45,931,544	7,207,662
Long-term contract asset	281,374,110	495,456,805	77,747,984
Deferred tax assets	170,951,082	474,570,361	74,470,446
Finance lease receivables - non-current, net	1,454,499,864	1,029,262,174	161,513,695
Other non-current assets	261,495,158	11,568,164	1,815,297

Total non-current assets	3,246,883,053	3,339,173,681	523,989,217

TOTAL ASSETS	12,145,932,599	10,947,104,032	1,717,839,507

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	355,816,940	579,776,131	90,979,527
Long-term debts—current	1,228,783,730	938,014,362	147,194,922
Accrued expenses and other current liabilities	324,734,202	719,035,380	112,832,343
Risk assurance liabilities	460,829,299	699,022,914	109,691,949
Income tax payable	87,132,455	481,854,102	75,613,423

Total current liabilities	2,457,296,626	3,417,702,889	536,312,164

Non-current liabilities:
Long-term debts	977,791,191	486,371,672	76,322,329
Deferred tax liability	330,765,029	51,471,040	8,076,929
Other non-current liabilities	4,870,616	991,610	155,605

Total non-current liabilities	1,313,426,836	538,834,322	84,554,863

Total liabilities	3,770,723,462	3,956,537,211	620,867,027

Shareholders’ equity
Ordinary shares	204,260	204,260	32,053
Treasury shares	(56,419,225)	(485,263,213)	(76,148,387)
Additional paid-in capital	4,591,455,557	4,671,769,821	733,102,630
Accumulated other comprehensive income	(115,386,427)	(187,517,110)	(29,425,526)
Retained earnings	3,955,354,972	2,991,373,063	469,411,710

Total Cango Inc.’s equity	8,375,209,137	6,990,566,821	1,096,972,480

Non-controlling interests	—	—	—

Total shareholders’ equity	8,375,209,137	6,990,566,821	1,096,972,480

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,145,932,599	10,947,104,032	1,717,839,507

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the three months ended			For the years ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,097,429,135	1,050,548,618	164,854,003	2,052,431,752	3,921,716,406	615,402,882
Loan facilitation income and other related income	398,055,300	252,002,800	39,544,738	891,836,601	1,233,556,212	193,571,888
Leasing income	79,117,567	52,680,663	8,266,746	286,079,245	251,295,105	39,433,686
After-market services income	70,763,076	36,733,261	5,764,250	241,193,243	193,786,856	30,409,386
Automobile trading income	546,810,484	703,861,083	110,451,163	624,773,721	2,227,171,554	349,491,817
Others	2,682,708	5,270,811	827,106	8,548,942	15,906,679	2,496,105
Operating cost and expenses:
Cost of revenue	723,834,701	880,667,760	138,195,989	1,098,120,749	2,958,009,872	464,176,297
Sales and marketing	65,828,565	73,810,746	11,582,517	195,893,662	239,333,085	37,556,584
General and administrative	90,084,628	86,092,093	13,509,728	265,691,411	276,179,441	43,338,581
Research and development	22,986,127	23,621,268	3,706,692	62,596,195	70,278,081	11,028,164
Net loss on risk assurance liabilities	(18,804,024)	84,603,086	13,276,070	2,268,180	197,750,449	31,031,361
Provision for credit losses	15,063,030	58,773,728	9,222,880	109,564,631	203,415,094	31,920,267

Total operation cost and expense	898,993,027	1,207,568,681	189,493,876	1,734,134,828	3,944,966,022	619,051,254

Income from operations	198,436,108	(157,020,063)	(24,639,873)	318,296,924	(23,249,616)	(3,648,372)

Interest and investment Income, net	12,123,098	13,148,411	2,063,273	72,806,814	50,370,800	7,904,278
Fair value change of equity investment	1,487,757,246	254,060,032	39,867,563	3,315,475,734	(36,988,851)	(5,804,358)
Interest expense	(508,084)	(5,347,490)	(839,138)	(2,758,629)	(14,481,195)	(2,272,415)
Foreign exchange (loss) gain, net	(3,646,480)	2,138,005	335,500	(8,848,354)	1,351,400	212,064
Other income, net	15,333,721	5,269,444	826,891	49,139,337	41,911,589	6,576,843
Other expenses	(240,239)	(18,106)	(2,841)	(838,115)	(6,605,833)	(1,036,599)

Net income before income taxes	1,709,255,370	112,230,233	17,611,375	3,743,273,711	12,308,294	1,931,441

Income tax expenses	(140,762,635)	11,896,807	1,866,869	(369,853,650)	(20,852,646)	(3,272,235)

Net income (loss)	1,568,492,735	124,127,040	19,478,244	3,373,420,061	(8,544,352)	(1,340,794)

Less: Net income attributable to non-controlling interests	—	—	—	3,902,214		—

Net income (loss) attributable to Cango Inc.’s shareholders	1,568,492,735	124,127,040	19,478,244	3,369,517,847	(8,544,352)	(1,340,794)

Earnings per ADS attributable to ordinary shareholders:
Basic	10.48	0.88	0.14	22.43	(0.06)	(0.01)
Diluted	10.40	0.87	0.14	22.17	(0.06)	(0.01)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	149,696,285	141,358,210	141,358,210	150,242,378	144,946,453	144,946,453
Diluted	150,822,105	142,105,618	142,105,618	151,955,546	144,946,453	144,946,453
Other comprehensive (loss) income, net of tax

Foreign currency translation adjustment	(152,747,428)	(34,302,349)	(5,382,787)	(234,817,165)	(72,130,683)	(11,318,878)

Total comprehensive income (loss)	1,415,745,307	89,824,691	14,095,457	3,138,602,896	(80,675,035)	(12,659,672)

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	1,415,745,307	89,824,691	14,095,457	3,134,700,682	(80,675,035)	(12,659,672)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	For the three months ended			For the years ended
	December 31, 2020	December 31, 2021		December 31, 2020	December 31, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	1,568,492,735	124,127,040	19,478,244	3,373,420,061	(8,544,352)	(1,340,794)
Add: Share-based compensation expenses	19,486,068	23,190,482	3,639,093	78,754,828	87,634,835	13,751,818
Cost of revenue	645,296	1,959,861	307,545	3,075,317	4,927,484	773,230
Sales and marketing	3,379,241	3,740,843	587,020	16,003,486	15,311,101	2,402,646
General and administrative	14,458,117	16,147,170	2,533,844	55,590,630	63,035,444	9,891,636
Research and development	1,003,414	1,342,608	210,684	4,085,395	4,360,806	684,306

Non-GAAP adjusted net income	1,587,978,803	147,317,522	23,117,337	3,452,174,889	79,090,483	12,411,024

Less: Net income attributable to non-controlling interests	—	—	—	3,902,214	—	—
Net income attributable to Cango Inc.’s shareholders	1,587,978,803	147,317,522	23,117,337	3,448,272,675	79,090,483	12,411,024

Non-GAAP adjusted net income per ADS-basic	10.61	1.04	0.16	22.95	0.55	0.09
Non-GAAP adjusted net income per ADS-diluted	10.53	1.04	0.16	22.69	0.54	0.08
Weighted average ADS outstanding—basic	149,696,285	141,358,210	141,358,210	150,242,378	144,946,453	144,946,453
Weighted average ADS outstanding—diluted	150,822,105	142,105,618	142,105,618	151,955,546	146,867,997	146,867,997